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                         UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE


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
IN RE:                               )        CASE NO. 96-1936 (HSB)
                                     )
GRANT GEOPHYSICAL, INC.,             )        CHAPTER 11
                                     )
                                     )        CONFIRMATION HEARING DATE:
              DEBTOR.                )        SEPTEMBER 15, 1997
                                     )        9:30 A.M.
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                      NOTICE OF TECHNICAL MODIFICATIONS TO
                 DEBTOR'S SECOND AMENDED PLAN OF REORGANIZATION


TO:  THE HONORABLE HELEN S. BALICK,
     UNITED STATES BANKRUPTCY JUDGE

                 Grant Geophysical, Inc., debtor and debtor in possession herein (the "Debtor"), hereby submits the following Notice of Technical Modifications to Debtor's Second Amended Plan of Reorganization (the "Notice"). The Notice is submitted pursuant to section 1127 of the Bankruptcy Code, 11 U.S.C. Sections 101-1330 (the "Bankruptcy Code") and Rule 3019 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"). Attached hereto as Exhibit A are the Modifications to the Second Amended Plan of Reorganization of Grant Geophysical, Inc. (the "Modifications"). The Debtor believes that the Modifications are nonmaterial, do not adversely affect any creditor and do not require reballoting or renoticing of its Second Amended Plan of Reorganization (the "Plan").1





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1    Capitalized terms used but not defined herein shall have the respective meanings ascribed to them by the Plan.


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                                 BACKGROUND

                 1. On the Petition Date, the Debtor commenced its reorganization case by filing a voluntary petition for relief under chapter 11 of the Bankruptcy Code.

                 2. The Debtor is continuing in possession of its property and is operating and managing its business as debtor in possession, pursuant to sections 1107 and 1108 of the Bankruptcy Code.

                 3. The Court has jurisdiction over this matter pursuant to 28 U.S.C. Sections 157 and 1334. This is a core proceeding pursuant to 28 U.S.C. Section 157(b)(2).

                 4. On July ___, 1997, the Debtor filed the Plan. On August ___, 1997, this Court approved the Disclosure Statement (the "Disclosure Statement") filed by the Debtors in conjunction with the Plan.

                                RELIEF REQUESTED

                 5. Section 1127(a) of the Bankruptcy Code provides that a proponent of a plan may modify such plan at any time before confirmation of the plan, provided that the plan as modified meets the requirements of sections 1122 and 1123 of the Bankruptcy Code. Upon a filing of such modification with the Court, the plan as modified becomes the plan. 11 U.S.C. 1127(a). If the court finds after hearing on notice to the trustee, any official committee and any other entity designated by the court that the proposed modification does not adversely affect





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creditors, the plan proponent is not required to resolicit acceptances of the plan as modified.  Bankr. Rule 3019.

                 6. As a result of discussions between the Debtor, EALP, the Official Committee and representatives of various creditors, which discussions concluded subsequent to approval of the Disclosure Statement, minor modifications to the Plan are necessary to appropriately reflect certain details of the additional concessions and clarifications made by the Debtor and EALP for the benefit of creditors. These Modifications (a) clarify the definition of "Assumed Liabilities" under the Plan, (b) provide for post-Effective Date interest to be paid on certain Allowed Priority Tax Claims,
(d) clarify that state tax authorities' state law and setoff rights are not eliminated under the Plan (d) establish a deadline for the Debtor to file objections to certain Priority Tax Claims, and (e) eliminates references to the Newco Asset Purchase Agreement.

                 7.       The Modifications clearly meet the requirements of
section 1127(a) of the Bankruptcy Code that the plan as modified meets the requirements of sections 1122 and 1123. The Modifications do not affect the classification system or make significant changes to the substantive contents of the Plan.

                 8. Furthermore, the Modifications should not require reballoting or renoticing of the Plan. Section 1127(c) requires that modifications meet the disclosure requirements of section 1125 of the Bankruptcy Code. As one court stated, however, "this does not necessarily mandate the preparation of a new disclosure statement and resolicitation of the plan. . ." In re American





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Solar King Corp., 90 B.R. 808 (Bankr. W. D. Tex 1988).  See also, In re
Appelgate Property, Ltd., 133 B.R. 827 (Bankr. W.D. Tex. 1991); In re Sacred Heart Hospital of Norristown, 182 B.R. 413 (Bankr. E.D. Pa. 1995). Congress agrees. "[I]f the modification were sufficiently minor, the court might determine that additional disclosure was not required". See H.R. Rep. No. 595, 95th Cong., 1st Sess. 411, (1978), reprinted in 1978, p. 6367; See also, 5
King, Collier on Bankruptcy,    1127.03 (15th ed. 1987) ("[a] new disclosure
statement is not required in every case where a modification is requested").

                 9. In fact, "Further disclosure only occurs when and to the extent that . . . the modification materially and adversely impacts parties who previously voted for the plan." Solar King, 90 B.R. at 823. See also, In re Cellular Information Systems, Inc., 171 B.R. 926 (Bankr. S.D.N.Y.
1994)("changes are nonmaterial modifications which do not require resolicitation"). Minor modifications are not considered material. As Collier's notes, a modification is material if it affects a creditor so that the creditor, if it knew of the change, would be likely to reconsider its
acceptance.  8 King, Collier on Bankruptcy   3019.03 (15th ed. 1987).  A
modification that is not likely to trigger such reconsideration de facto satisfies section 1125 disclosure requirements. Solar King, 90 B.R. at 824.

                 10. The Modifications are not material and do not adversely affect creditors in any way. There is no question that





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the Modifications do not effect a material and adverse change that would cause a creditor to reconsider its vote on the Plan. The Newco Asset Purchase Agreement was eliminated as a Plan Exhibit by mutual agreement of the Debtor, EALP and the Committee, because its provisions were entirely duplicative with the provisions of the Plan. Thus, deletion of the Newco Asset Purchase Agreement does not impact any creditor or equity security holder. The other modifications affect certain creditors only, and were made with their consent. Accordingly, the Debtor respectfully requests that this Court enter an order
(a) confirming the Plan, as modified; and (b) granting such other and further relief as is just and equitable under the circumstances.

Dated: September 12, 1997                    Respectfully submitted,



                                             -------------------------------

David S. Kurtz                               C. Robert Bunch
Timothy R. Pohl                              KING & PENNINGTON, L.L.P.
Kathleen M. Boege                            3100 South Tower, Pennzoil Place
JONES, DAY, REAVIS & POGUE                   711 Louisiana Street
77 West Wacker                               Houston, Texas  77002
Chicago, Illinois  60601-1692                (713) 225-8400
(312) 782-3939
                                             Counsel for the Debtor

Counsel for Elliott Associates, L.P.         Laura Davis Jones
                                             Scott D. Cousins
                                             YOUNG, CONAWAY, STARGATT & TAYLOR
Neil B. Glassman                             Rodney Square North
BAYARD HANDELMAN & MURDOCH, P.A.             11th Floor
902 Market Street, 13th Floor                P. O. Box 391
Wilmington, Delaware  19899                  Wilmington, Delaware  19899-0391
(302) 655-5000                               (302) 571-6600

Co-Counsel for Elliott Associates, L.P.      Co-Counsel for the Debtor

                                             Christopher Fuller
                                             SCOTT, DOUGLASS
                                               & MCCONNICO, L.L.P.
                                             600 Congress, Suite 1500
                                             Austin, Texas  78701
                                             (512) 495-6300

                                             Special Counsel for the Debtor







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                                   EXHIBIT A

                           TECHNICAL MODIFICATIONS TO
                     SECOND AMENDED PLAN OF REORGANIZATION
                           OF GRANT GEOPHYSICAL, INC.

o        Section 1.1.7 of the Plan shall be modified to read as follows:

         1.1.7 "Assigned Liabilities" means the Claims against, and liabilities of, the Debtor to Oyo, GECC, Georex, Inc., Sercel, S.A., Nynex and TIAA as described in Sections 3.2.3, 5.1.2, the Contingent LC Liabilities and certain unearned revenue and other liabilities and deferred credits on the Debtor's balance sheet (which are approximately $8.5 million as of April 30, 1997).

o Section 1.1.60 of the Plan shall be deleted in its entirety and deemed "intentionally omitted." Any and all references in the Plan to the "Newco Asset Purchase Agreement" are deemed stricken, including Exhibit A to the Plan, which shall be deemed "intentionally omitted."

o        Section 2.2 of the Plan shall be modified to read as follows:

A.       PRIORITY TAX CLAIMS

         Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed by the holder of a Priority Tax Claim and the Debtor or GGI, as soon as practicable after the Newco Cash Payment Deadline, each holder of an Allowed Priority Tax Claim shall receive Cash equal to the amount of such Allowed Priority Tax Claim in full and final satisfaction of such Claims; provided, however, that the Allowed Priority Tax Claims of the Texas Comptroller and the States of Louisiana shall bear interest from and after the Effective Date at the per annum rate of 7.75%.

o        Section 5.1.2.1 of the Plan shall be modified to read as follows:

         5.1.2   CERTAIN ASSIGNED LIABILITIES

         5.1.2.1 Assignment of GECC Master Lease Agreement. Notwithstanding anything contained in the Plan, the terms of the GECC Lease Assumption Order are expressly incorporated herein by reference. All obligations of the Debtor under





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         the GECC Lease Assumption Order and the Lease Documents (as
         defined in and modified by the GECC Lease Assumption Order), including, but not limited to, (i) the Debtor's cure obligations under the GECC Lease Assumption Order and (ii) the Debtor's obligation to reimburse GECC for any taxes, fees or assessments due, imposed, assessed or levied against any equipment by any foreign, federal, state, or local government or taxing authority including any taxes arising from the sublease of such equipment to 3-D Geophysical, Inc., shall be, on the Effective Date, assigned to and assumed by Newco pursuant to Section 5.1.1.2 and the Newco Asset Purchase Agreement, and neither. Neither the Debtor, GGI, nor any funds paid by Newco to GGI or the Disbursing Agent shall be subject to claims arising therefrom. Newco agrees to be bound by the terms of the GECC Lease Assumption Order and Lease Documents, as modified by the GECC Lease Assumption Order. For purposes of clarification of the plan and notwithstanding any provision to the contrary hereof, Georex, Inc. and Sercel, S.A. were additional parties to the GECC Lease Assumption Order. Nothing contained herein shall affect, expand or restrict any rights or obligations of any party under the GECC Lease Assumption Order and Lease Documents, as modified by the GECC Lease Assumption order.

o Section 5.6.2 of the Plan shall be modified to add new Section 5.6.2.4, which shall read as follows:

         Ability of Certain Taxing Authorities to Collect Tax Claims from Non-Released Parties. Notwithstanding anything in the Plan or Confirmation Order to the contrary, nothing contained in the Plan or Confirmation Order shall limit or restrict the ability of the Texas Comptroller of Public Accounts and the State of Louisiana to collect Priority Tax Claims arising prior to the Effective Date from persons or entities (other than the Debtor, GGI, Newco or EALP) otherwise liable for such Priority Tax Claims under applicable nonbankruptcy law.

o Section 8.1 of the Plan shall be modified to add new Section 8.1.3, which shall read as follows:

         8.1.3   BAR DATE FOR OBJECTIONS TO CERTAIN PRIORITY TAX
                     CLAIMS




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         Notwithstanding any provision to the contrary in the Plan or the
Confirmation Order, all objections to Priority Tax Claims asserted prior to the Confirmation Date by the Texas Comptroller or the State of Louisiana shall be filed not later than 90 days after the Confirmation Date.

o Article XI of the Plan shall be modified to add new Section 11.2, which shall read as follows:

11.2     ASSERTION OF SETOFF OR RECOUPMENT RIGHTS BY CERTAIN
                     TAXING AUTHORITIES

         Notwithstanding anything in the Plan or Confirmation Order to the contrary, nothing contained in the Plan or Confirmation Order shall limit or restrict the ability of the Texas Comptroller of Public Accounts or the State of Louisiana to assert any setoff or recoupment rights in accordance with applicable non-bankruptcy law.





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